Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2011	2012	2013	2014
Pre-tax income from continuing operations	3,150	2,827	1,058	1,675	1,226
Plus: (Income) or loss from equity investees	—	1	91	(10)	20
Less: Capitalized interest	(38)	(49)	(67)	(54)	(63)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,112	2,779	1,082	1,611	1,183
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	191	219	402	445	396
Interest component of rental expense (a)	222	220	291	248	269

Total fixed charges	413	439	693	693	665
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,525	3,218	1,775	2,304	1,848
Ratio of earnings to combined fixed charges	8.5	7.3	2.6	3.3	2.8

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.